December 20, 2016

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for Year Ended
December 31, 2015
Form 10-Q for Quarterly Period Ended
September 30, 2016
File No. 001-33551

Mr. Hugh West

Accounting Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. West:

On behalf of The Blackstone Group L.P., we are responding to your comment letter, dated December 8, 2016, regarding our Form 10-Q for the Quarterly Period Ended September 30, 2016 (“September 30, 2016 Form 10-Q”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed September 30, 2016 Form 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Private Equity, page 93

1.	We note on page 80 that your Fee-Earning AUM for the Private Equity and Real Estate segments increased (decreased) by 35% and (2)% for the nine months ended September 30, 2016, respectively. We also note on pages 93 and 97 that your base management fees for the Private Equity and Real Estate segments increased by 10% and 28% for the nine months ended September 30, 2016, respectively. Please revise your segment analysis (for all segments) in future filings to provide a more granular discussion of the relationship (or correlation, if any) between Fee-Earning AUM and base management fees. To the extent that the changes are not proportional, address the underlying reasons for the variability (e.g. lower or higher fee rates on Fee-Earning AUM inflows vs. outflows, timing of realizations, market appreciation (depreciation), etc.) and disclose the average or weighted-average fee rates.

The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
212 583-5000

Mr. Hugh West

December 20, 2016

We note the Staff’s comment and will revise our segment analysis (for all segments) in future filings to provide a more granular discussion of the relationship between Fee-Earning Assets Under Management and base management fees, including the underlying reasons for why changes may not be proportional. We will also disclose the average fee rates in future filings.

We note that for the nine months ended September 30, 2016 the relationship of Fee-Earning Assets Under Management to base management fees in both the Private Equity and Real Estate segments was affected by fee holidays which were granted to investors in BCP VII and BREP VIII. For the Private Equity segment, the assets in BCP VII subject to fees were included in Fee-Earning Assets Under Management beginning in the second quarter of 2016. However, these assets were subject to a six month fee holiday so that base management fees only started to be recognized in the fourth quarter of 2016. In the Real Estate segment, the assets in BREP VIII subject to fees were included in Fee-Earning Assets Under Management beginning in the second quarter of 2015, while base management fees were affected by a four month fee holiday. This resulted in the fourth quarter of 2015 being the first full quarter in which base management fees were recognized.

* * *

Please do not hesitate to call me at 212-583-5541 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Michael S. Chae
Michael S. Chae
Chief Financial Officer

cc:    Securities and Exchange Commission

            Mr. Robert Klein